        REPORTS

 Exhibit 99.2

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2022, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2022.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 23, 2023

ENERPLUS 2022 FINANCIAL SUMMARY             1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Enerplus Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flow for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 23, 2023

2             ENERPLUS 2022 FINANCIAL SUMMARY

Management’s Responsibility for Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 23, 2023. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

/s/ Ian C. Dundas	/s/ Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Calgary, Alberta

February 23, 2023

ENERPLUS 2022 FINANCIAL SUMMARY             3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Enerplus Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Enerplus Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

4             ENERPLUS 2022 FINANCIAL SUMMARY

Impact of estimated proved oil and gas reserves on the calculations of depletion expense and the ceiling test related to United States of America (“US”) oil and gas properties

As discussed in Note 2(d) to the consolidated financial statements, the Company depletes its oil and gas properties each quarter using the unit-of-production method on a country-by-country basis. Under such method, capitalized costs for the US oil and gas properties are depleted over the estimated proved oil and gas reserves (“country proved reserves”). For the year ended December 31, 2022, the Company recorded depletion, depreciation and accretion expense of $309.4 million, a portion of which related to depletion expense on the US oil and gas properties. Additionally, as discussed in Notes 2(d) and 6 to the consolidated financial statements, the Company is required to perform a quarterly ceiling test calculation on a country-by-country basis. For the year ended December 31, 2022, the Company recorded no ceiling test impairments related to the US oil and gas properties. The Company limits the capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and the related deferred income tax effects, by country to the estimated future net cash flows from country proved reserves discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved oil and gas properties. The estimation of country proved reserves, which are used in the calculations of depletion and the ceiling test, requires the expertise of independent reservoir engineering specialists, who take into consideration assumptions related to forecasted production and forecasted operating and capital costs. The estimated future net cash flows are calculated using the simple average of the preceding twelve months’ first-day-of-the-month commodity prices. The Company engages independent reservoir engineering specialists to estimate country proved reserves.

We identified the impact of estimated country proved reserves on the calculations of depletion expense and the ceiling test related to US oil and gas properties as a critical audit matter. Changes in reserve assumptions related to forecasted production and forecasted operating and capital costs could have had a significant impact on the calculations of depletion expense and the ceiling test. A high degree of auditor judgment was required in evaluating the country proved reserves, and assumptions related to forecasted production and forecasted operating and capital costs, which were an input to the calculations of depletion expense and the ceiling test.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to:

●	the calculations of depletion expense and the ceiling test, and
●	the estimation of the country proved reserves and the assumptions related to forecasted production and forecasted operating and capital costs.

We assessed the calculations of depletion expense and the ceiling test for compliance with regulatory standards. We evaluated the competence, capabilities and objectivity of the independent reservoir engineering specialists engaged by the Company, who estimated the country proved reserves. We evaluated the methodology used by the independent reservoir engineering specialists to estimate country proved reserves for compliance with regulatory standards. We compared the Company’s 2022 actual production and operating and capital costs by country to those estimates used in the prior year estimate of country proved reserves to assess the Company’s ability to accurately forecast. We assessed the estimates of forecasted production and forecasted operating and capital cost assumptions used in the country proved reserves by comparing them to historical results.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017

Calgary, Canada

February 23, 2023

ENERPLUS 2022 FINANCIAL SUMMARY             5

       STATEMENTS

Consolidated Balance Sheets

(US$ thousands)	Note	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$38,000	$61,348
Accounts receivable	4	276,590	227,988
Other current assets	3	56,552	10,956
Derivative financial assets	16	36,542	5,668
		407,684	305,960
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	5, 6	1,322,904	1,253,505
Other capital assets	5	10,685	13,887
Property, plant and equipment		1,333,589	1,267,392
Other long-term assets	3	21,154	9,756
Right-of-use assets	10	20,556	26,118
Deferred income tax asset	14	154,998	380,858
Total Assets		$1,937,981	$1,990,084

Liabilities
Current liabilities
Accounts payable	7	$398,482	$367,008
Current portion of long-term debt	8	80,600	100,600
Derivative financial liabilities	16	10,421	143,200
Current portion of lease liabilities	10	13,664	10,618
		503,167	621,426
Long-term debt	8	178,916	601,171
Asset retirement obligation	9	114,662	132,814
Derivative financial liabilities	16	—	7,098
Lease liabilities	10	9,262	18,265
Deferred income tax liability	14	55,361	—
Total Liabilities		861,368	1,380,774

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value
Issued and outstanding: December 31, 2022 – 217 million shares
December 31, 2021 – 244 million shares	15	2,837,329	3,094,061
Paid-in capital		50,457	50,881
Accumulated deficit		(1,509,832)	(2,238,325)
Accumulated other comprehensive loss		(301,341)	(297,307)
		1,076,613	609,310
Total Liabilities & Shareholders' Equity		$1,937,981	$1,990,084

Commitments and Contingencies	17
Subsequent Events	3, 15

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

Approved on behalf of the Board of Directors:

/s/ Hilary Foulkes	/s/ Jeffrey Sheets
Director	Director

6             ENERPLUS 2022 FINANCIAL SUMMARY

Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

For the year ended December 31 (US$ thousands)	Note	2022	2021	2020
Revenues
Crude oil and natural gas sales	11	$2,353,374	$1,482,575	$553,739
Commodity derivative instruments gain/(loss)	16	(197,686)	(274,432)	75,742
		2,155,688	1,208,143	629,481
Expenses
Operating		365,701	292,433	197,097
Transportation		154,658	128,309	98,681
Production taxes		166,995	101,953	37,417
General and administrative	12	69,954	56,807	43,097
Depletion, depreciation and accretion		309,367	271,336	218,118
Asset impairment	6	—	3,420	751,723
Goodwill impairment	6	—	—	149,217
Interest		24,553	27,395	20,737
Foreign exchange (gain)/loss	13	10,159	(6,908)	1,232
Gain on divestment of assets	3	(151,937)	—	—
Transaction costs and other expense/(income)	3, 9	(1,360)	(2,487)	4,489
		948,090	872,258	1,521,808
Income/(Loss) Before Taxes		1,207,598	335,885	(892,327)
Current income tax expense/(recovery)	14	28,063	2,689	(10,716)
Deferred income tax expense/(recovery)	14	265,233	98,755	(188,260)
Net Income/(Loss)		$914,302	$234,441	$(693,351)

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		22,507	(6,893)	(2,169)
Foreign exchange gain/(loss) on net investment hedge, net of tax	16	(26,541)	4,097	1,780
Total Comprehensive Income/(Loss)		$910,268	$231,645	$(693,740)

Net Income/(Loss) per Share
Basic	15	$3.91	$0.93	$(3.12)
Diluted	15	$3.77	$0.90	$(3.12)

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2022 FINANCIAL SUMMARY             7

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31 (US$ thousands)	2022	2021	2020
Share Capital
Balance, beginning of year	$3,094,061	$3,113,829	$3,106,875
Purchase of common shares under Normal Course Issuer Bid	(266,694)	(128,686)	(3,582)
Share-based compensation – treasury settled	9,962	9,402	10,694
Issue of shares (net of tax effected issue costs)	—	99,516	—
Cancellation of predecessor shares	—	—	(158)
Balance, end of year	$2,837,329	$3,094,061	$3,113,829

Paid-in Capital
Balance, beginning of year	$50,881	$49,382	$56,439
Share-based compensation – tax withholdings settled in cash	(13,386)	(3,551)	(5,567)
Share-based compensation – treasury settled	(9,962)	(9,402)	(10,694)
Share-based compensation – non-cash	22,924	14,452	9,204
Balance, end of year	$50,457	$50,881	$49,382

Accumulated Deficit
Balance, beginning of year	$(2,238,325)	$(2,447,735)	$(1,736,355)
Purchase of common shares under Normal Course Issuer Bid	(144,212)	5,504	1,775
Cancellation of predecessor shares	—	—	158
Net income/(loss)	914,302	234,441	(693,351)
Dividends declared(1)	(41,597)	(30,535)	(19,962)
Balance, end of year	$(1,509,832)	$(2,238,325)	$(2,447,735)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$(297,307)	$(294,511)	$(294,122)
Unrealized gain/(loss) on foreign currency translation	22,507	(6,893)	(2,169)
Foreign exchange gain/(loss) on net investment hedge, net of tax	(26,541)	4,097	1,780
Balance, end of year	$(301,341)	$(297,307)	$(294,511)
Total Shareholders’ Equity	$1,076,613	$609,310	$420,965

(1) For the year ended December 31, 2022, dividends declared were $0.181 per share (2021 – $0.121 per share; 2020 – $0.090 per share).

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

8             ENERPLUS 2022 FINANCIAL SUMMARY

Consolidated Statements of Cash Flows

For the year ended December 31 (US$ thousands)	Note	2022	2021	2020
Operating Activities
Net income/(loss)		$914,302	$234,441	$(693,351)
Non-cash items add/(deduct):
Depletion, depreciation and accretion		309,367	271,336	218,118
Asset impairment	6	—	3,420	751,723
Goodwill impairment	6	—	—	149,217
Changes in fair value of derivative instruments	16	(150,526)	109,536	18,074
Deferred income tax expense/(recovery)	14	265,233	98,755	(188,260)
Foreign exchange (gain)/loss on debt and working capital	13	11,217	(8,055)	1,363
Share-based compensation and general and administrative	12,15	22,529	13,424	9,508
Other expense/(income)	3, 9	(4,137)	(4,594)	—
Amortization of debt issuance costs	8	1,476	1,093	—
Translation of U.S. dollar cash held in parent company	13	(937)	(2,330)	(902)
Gain on divestment of assets	3	(151,937)	—	—
Other expense/(income) reclassified to Investing Activities	3,19	13,702	(4,593)	—
Asset retirement obligation settlements	9	(17,401)	(12,951)	(13,275)
Changes in non-cash operating working capital	19	(39,506)	(94,643)	83,669
Cash flow from/(used in) operating activities		1,173,382	604,839	335,884

Financing Activities
Drawings from/(repayment of) bank credit facilities	8	(340,650)	400,000	—
Repayment of senior notes	8	(100,600)	(81,600)	(81,600)
Debt issuance costs	8	(1,005)	(4,621)	—
Purchase of common shares under Normal Course Issuer Bid	15	(410,906)	(123,182)	(1,807)
Proceeds from the issuance of shares	15	—	98,339	—
Share-based compensation – tax withholdings settled in cash	15	(13,386)	(3,551)	(5,567)
Dividends	15,19	(41,597)	(32,284)	(19,897)
Cash flow from/(used in) financing activities		(908,144)	253,101	(108,871)

Investing Activities
Capital and office expenditures	19	(429,873)	(271,131)	(248,990)
Bruin acquisition	3	—	(420,249)	—
Dunn County acquisition	3	—	(305,076)	—
Canadian divestments	3,19	158,033	—	—
Property and land acquisitions	5	(22,515)	(9,846)	(7,491)
Property and land divestments	3, 5	18,385	108,193	4,456
Other (expense)/income	3,19	(13,702)	4,593	—
Cash flow from/(used in) investing activities		(289,672)	(893,516)	(252,025)
Effect of exchange rate changes on cash and cash equivalents		1,086	6,979	(1,786)
Change in cash and cash equivalents		(23,348)	(28,597)	(26,798)
Cash and cash equivalents, beginning of year		61,348	89,945	116,743
Cash and cash equivalents, end of year		$38,000	$61,348	$89,945

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2022 FINANCIAL SUMMARY             9

      NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements (“Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and United States (“U.S.”) subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus’ Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

i. Reporting and Functional Currency

These Consolidated Financial Statements are presented in U.S. dollars, which is Enerplus’ reporting currency.

The functional currency of the parent entity is Canadian dollars and the functional currency of the U.S. subsidiaries is U.S. dollars. All references to $ or US$ are to U.S. dollars and references to CDN$ are to Canadian dollars. All financial information presented in U.S. and Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

Subsequent to the year ended December 31, 2022, the functional currency of the parent entity changed from Canadian dollars to U.S. dollars effective January 1, 2023. This was the result of a gradual change in the primary economic environment in which the entity operates, culminating in the sale of Enerplus’ remaining Canadian operating assets at the end of 2022. This has triggered a prospective change in functional currency of the parent entity to U.S. dollars, consistent with the functional currency of its U.S. subsidiary.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include those that relate to: crude oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets, gains on asset divestments, impairment assessment of goodwill and the fair value of derivative instruments. The estimation of crude oil and natural gas reserves and the related present value of future cash flows involves the use of independent reservoir engineering specialists and numerous inputs and assumptions including forecasted production volumes, forecasted operating, royalty and capital cost assumptions and assumptions around commodity pricing. Inflation and discount rates impacting various items within the Company’s financial statements are also subject to management estimation. When estimating the present value of future cash flows, the discount rate implicitly considers the potential impacts, if any, due to climate change factors. Enerplus uses the most current information available and exercises judgment in making estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled crude oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus’ proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

10             ENERPLUS 2022 FINANCIAL SUMMARY

iv. Business Combinations

The acquisition method of accounting is used to account for acquisitions that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values, with limited exceptions, at the acquisition date.

b) Revenue

Enerplus sells the majority of its production pursuant to variable-price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas liquids or natural gas to the contract counterparty. Crude oil, natural gas and natural gas liquids are sold under contracts of varying terms, including multi-year contracts. Revenues are typically collected in the month following production.

Revenue from the sale of crude oil, natural gas and natural gas liquids is measured based on the consideration specified in contracts with customers, net of sales taxes. Enerplus recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the contractual delivery points.

Enerplus evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Enerplus retains control of the product being delivered to the end customer. As part of this assessment, management considers whether the Company retains the economic benefits associated with the good being delivered. Management also considers whether the Company has the primary responsibility for the delivery of the product, the ability to establish prices or the inventory risk, in which case the Company would be the principal and the revenue is recognized on a gross basis. Any associated fees are recorded as an expense. If Enerplus acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.

All references to crude oil and natural gas revenue or production in the Consolidated Financial Statements are net of royalties.

c) Transportation

Enerplus generally sells crude oil and natural gas under two types of agreements which are common in industry. Both types of agreements include a transportation charge. One is a net-back arrangement, under which the Company sells crude oil or natural gas at the wellhead and collects a price, net of the transportation incurred by the purchaser. In this case, sales are recorded at the price received from the purchaser, net of transportation costs.

Under the other arrangement, Enerplus sells crude oil or natural gas at a specific delivery point, pays transportation to a third party and receives proceeds from the purchaser with no transportation deduction. In this case, transportation costs are recorded as transportation expense on the Consolidated Statements of Income/(Loss).

d) Crude Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its crude oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding crude oil and natural gas reserves are capitalized, including general and administrative costs attributable to these activities. These costs are recorded on a country-by-country cost centre basis as crude oil and natural gas properties subject to depletion (“full cost pool”). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved crude oil and natural gas properties is depleted using the unit of production method using proved reserves, as determined using a constant price assumption of the simple average of the preceding twelve months’ first-day-of-the-month commodity prices (“SEC prices”). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

ENERPLUS 2022 FINANCIAL SUMMARY             11

Under full cost accounting, a ceiling test is performed on a cost centre basis each quarter. Enerplus limits capitalized costs of proved and unproved crude oil and natural gas properties, net of accumulated depletion and the related deferred income tax effects, to the estimated future net cash flows from proved crude oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties (“the ceiling”). This discount rate is not adjusted for current market trends, changes in the cost of capital and the potential impacts, if any, on the discount rate due to climate change or any other factors, as it is prescribed under U.S. GAAP. The ultimate period in which global energy markets can fully transition from carbon-based sources to alternative energy is highly uncertain, and as such, it is difficult to determine the impact on estimated future net cash flows of such a transition.

The estimated future net cash flows are calculated using the simple average of the preceding twelve months’ first-day-of-the-month commodity prices. If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher crude oil and natural gas prices subsequently increase the ceiling.

Under certain circumstances, where the carrying value of the full cost centre exceeds the ceiling test limitation, the Company may seek a temporary waiver from the SEC to exclude certain amounts from the full cost ceiling limitation. The Company must demonstrate that the fair value of the excluded properties clearly exceeds the carrying value.

Under full cost accounting rules, divestments of crude oil and natural gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre’s capitalized costs and proved reserves, then a gain or loss is recognized.

e) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements, and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

f) Other Long-term Assets

Other long-term assets include Company-owned line fill in third party pipelines and long-term receivables. Line fill is recorded at lower of cost and net realizable value.

g) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturities of less than 90 days.

h) Goodwill

Enerplus recognizes goodwill relating to business acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

Goodwill is assessed for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus first performs a qualitative assessment to determine whether events or changes in circumstances indicate that goodwill may be impaired. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to the reporting unit’s fair value, with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss). The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The estimated fair value of the reporting unit involves numerous estimates including the estimated cash flows from proved reserves (and in certain periods probable reserves) associated with the reporting unit and the appropriate discount rate to apply to the estimated cash flows. The discount rate is based on the estimated cost of capital.

i) Asset Retirement Obligations

Enerplus’ crude oil and natural gas operating activities give rise to dismantling, decommissioning, reclamation, and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. Upon recognition, the liability is recorded at its estimated fair value. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows.

12             ENERPLUS 2022 FINANCIAL SUMMARY

Depletion of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded to Depletion, depreciation and accretion and charged against net income in the Consolidated Statements of Income/(Loss).

j) Leases

Enerplus determines at inception, whether a business contract is an operating or finance lease, as defined under U.S. GAAP. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Finance leases are recognized on the commencement date and included in right-of-use (“ROU”) assets and lease liabilities in the Consolidated Balance Sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from such leases. Lease liabilities are recognized at the present value of the lease payments over the lease term. Enerplus’ lease terms may have options to extend or terminate the lease which are included in the calculation of lease liabilities when it is more likely than not that it will exercise those options. A corresponding ROU asset is recognized at the amount of the lease liability, adjusted for payments made prior to lease commencement or initial direct costs, if any. When calculating the present value, Enerplus uses the rate implicit in the lease, or uses its incremental borrowing rate for a similar term and risk profile based on the information available at the commencement date.

Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Lease agreements can contain both lease and non-lease components, which are accounted for separately. For certain equipment leases, a portfolio approach is applied to account for the ROU assets and liabilities.

k) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are reviewed each period and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. Enerplus considers both positive and negative evidence including historic and expected future taxable income, reversing existing temporary differences and tax basis carry forward periods in making this assessment.

The expected future taxable income considered in the analysis of the valuation allowance is based on cash flows from the proven and probable reserves and other sources of income. The estimated cash flows from proven and probable reserves is subject to numerous estimates and judgments and involves the use of independent reserve evaluators. A valuation allowance is removed in any period where available evidence indicates all or a portion of the valuation allowance is no longer required.  The financial statement effect of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest expense related to income tax are recognized in income tax expense. Investment tax credits are applied using the flow-through method.

l) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, and when disclosing the fair value of financial instruments on certain non-financial items, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

●   Level 1  – Inputs represent quoted market prices in active markets for identical assets or liabilities.

●   Level 2  – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

●   Level 3  – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ENERPLUS 2022 FINANCIAL SUMMARY             13

ii. Non-derivative financial instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, bank credit facilities, and marketable securities reported on the Consolidated Balance Sheets approximates their fair value. The fair value of the senior notes and loan receivable are considered a level 2 fair value measurement and details are disclosed in Note 16.

The Company uses the current expected credit loss model in valuing accounts receivable and loan receivable, which requires the use of a lifetime expected loss provision. In making an assessment as to whether financial assets are credit-impaired, the Company considers: (i) historically realized bad debts; (ii) a counterparty’s present financial condition and whether a counterparty has breached certain contracts; (iii) the probability that a counterparty will enter bankruptcy or other financial reorganization; (iv) changes in economic conditions that correlate to increased levels of default; and (v) the term to maturity of the specified receivable. The carrying amounts of receivables are reduced by the amount of the expected credit loss through an allowance account and losses are recognized within general and administrative expense in the Consolidated Statements of Income/(Loss). If the Company subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account.

Enerplus has designated certain U.S. dollar denominated debt that is held in the parent entity as a hedge of its net investment in operations for which the U.S. dollar is the functional currency. As a non-derivative financial instrument, it will be accounted for under hedge accounting.

To be accounted for as a hedge, the U.S. dollar denominated debt must be designated as an effective hedge, both at inception and on an ongoing basis. The required hedge documentation defines the relationship between the U.S. dollar denominated debt and the net investment in the U.S. subsidiary, as well as the Company’s risk management objective and strategy for undertaking the hedging transaction. The Company formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the U.S. dollar denominated debt are highly effective in offsetting changes in the fair value of the net investment in the U.S. subsidiary. If effective, the unrealized foreign exchange gains and losses arising from the translation of the U.S. denominated debt are recorded in Other Comprehensive Income/(Loss) (“OCI”), net of tax, to the extent the net investment in the U.S. subsidiary supports the U.S. denominated debt.

A reduction in the fair value of the net investment in the U.S. subsidiary or increase in the U.S. dollar denominated debt may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied and subsequent gains or losses are recorded through net income/(loss).

In connection with the sale of certain Canadian assets during the year, the Company provided a loan to the purchaser. The loan receivable is recorded at its amortized cost basis on the Consolidated Balance Sheets.

Marketable securities are classified as held for trading and carried at fair value based on a level 1 designation, with changes in fair value recorded in Transaction costs and other expense/(income). When the instruments are ultimately sold any gains or losses are recognized in Transaction costs and other expense/(income).

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

Enerplus has not designated its financial derivative contracts as effective accounting hedges and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income/(loss). The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus’ accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Realized gains and losses from commodity price risk management activities are recognized in income when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in income based on the changes in fair value of the contracts at the end of the respective reporting period.

Enerplus’ crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company’s expected purchase, sale or usage requirements. As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

14             ENERPLUS 2022 FINANCIAL SUMMARY

m) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to the functional currency of the entity (Canadian dollars in Canada and U.S. dollars in the U.S.) using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency of the entity using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income/(loss) in the period in which they arise.

ii. Foreign currency translation

For financial statement presentation, assets and liabilities of Enerplus’ Canadian operations, which have a Canadian dollar functional currency, are translated into U.S. dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment which is recorded in accumulated other comprehensive income.

n) Share-Based Compensation

Enerplus’ share-based compensation plans include equity-settled Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) awards made pursuant to its Share Award Incentive Plan (“SAIP”). The Company is authorized to issue up to 4.5% of outstanding common shares from treasury under the SAIP. Enerplus also has a cash-settled Deferred Share Unit (“DSU”) Plan for Directors (“Director DSU Plan”) and a cash-settled RSU Plan for Directors (“Director RSU Plan”).

i. Long-term Incentive (“LTI”) Plans

For RSU awards granted under the SAIP, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

For PSU awards granted under the SAIP, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on the value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus’ performance compared to a peer group of both Canadian and U.S. crude oil and natural gas producers over the vesting period.

Under Enerplus’ Director DSU Plan and Director RSU Plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual equity retainer value. Directors may elect to receive all or a portion of their notional shares under either plan. Under the Director DSU Plan, units vest and are paid at a specified date following the director leaving the Board. Under the Director RSU Plan, units vest one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period. All Director DSU and RSU grants are settled in cash.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, net of realized forfeitures, based on the estimated grant date share price fair value of the respective awards. The fair value for the PSUs is adjusted for the outcome of the performance condition. Share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to paid-in capital. Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management’s estimate is recorded to share-based compensation. On settlement of these plans, amounts previously recorded to paid-in capital are reclassified to share capital.

Enerplus recognizes a liability with respect to its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in general and administrative expense.

o) Net Income/(Loss) Per Share

Basic net income/(loss) per common share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period.

ENERPLUS 2022 FINANCIAL SUMMARY             15

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from outstanding RSU’s and PSU’s would be used to repurchase common shares at the average market price.

p) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

q) Government Assistance

In 2020, the Alberta, Saskatchewan, and British Columbia provincial governments created programs and provided funding to support the clean-up of inactive or abandoned crude oil and natural gas wells. Enerplus applied for and benefited from these programs in 2022 and 2021. The programs provide funding directly to oil field service contractors engaged by companies to perform abandonment, remediation, and reclamation work. As work is completed, the contractors submit invoices to the provincial government for reimbursement for the pre-approved funding amounts. Enerplus recognizes the assistance as the abandonment, remediation, and reclamation work is completed by the contractor. The benefit of the funding received by the contractor is reflected as a reduction of asset retirement obligation and recorded as part of Transaction costs and other expense/(income) in the Consolidated Statements of Income/(Loss).

3) ACQUISITIONS & DIVESTMENTS

a)	Canadian Asset Divestments

On October 31, 2022, the Company completed a disposition of certain Canadian assets to Journey Energy Inc. (“Journey”) for total consideration of $104.4 million (CDN$142.2 million), prior to purchase price adjustments. The total consideration included cash of $59.3 million, 3.0 million common shares in Journey valued at $12.1 million, and a $33.0 million monthly amortizing, interest-bearing secured loan with a 10% fixed interest rate and maturity of October 31, 2024, which Enerplus provided to Journey. After purchase price adjustments and transaction costs, adjusted proceeds were $80.8 million resulting in a $64.5 million gain on asset divestments on the Consolidated Statements of Income/(Loss). The Company reduced the asset retirement obligation by $31.6 million. The Company divested of the common shares in Journey in the fourth quarter of 2022.

On December 19, 2022, the Company completed a disposition of substantially all of the remaining Canadian assets to Surge Energy Inc. (“Surge”) for total consideration of $174.5 million (CDN$238.2 million), prior to purchase price adjustments. The total consideration included cash of $153.9 million and 3.8 million common shares in Surge valued at $20.7 million. After purchase price adjustments and transaction costs, adjusted proceeds were $132.2 million resulting in a $87.4 million gain on asset divestments on the Consolidated Statements of Income/(Loss). The Company reduced the asset retirement obligation by $26.5 million.

At December 31, 2022, the current and long-term portion of the outstanding loan receivable of $17.7 million and $13.4 million, respectively, have been recorded as part of Other current assets and Other long-term assets on the Consolidated Balance Sheets.

At December 31, 2022, the common shares of Surge had a fair value of $23.1 million resulting in an unrealized gain of $2.4 million, recognized in Transaction costs and other expense/(income) on the Consolidated Statements of Income/(Loss). The fair value of the marketable securities has been recorded as part of Other current assets on the Consolidated Balance Sheets.

b)	Bruin E&P HoldCo, LLC Acquisition

On March 10, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus acquired all of the equity interests of Bruin E&P HoldCo, LLC (“Bruin”) for total cash consideration of $465.0 million, subject to certain purchase price adjustments. After purchase price adjustments, the total consideration was $420.2 million. The transaction was accounted for as an acquisition of a business.

c)	Dunn County Acquisition

On April 30, 2021, the Company acquired assets in Dunn County, North Dakota from Hess Bakken Investments II, LLC for total cash consideration of $312.0 million, subject to customary purchase price adjustments. After purchase price adjustments, the purchase consideration including capitalized transaction costs was $306.8 million. The transaction was recorded as an asset acquisition.

16             ENERPLUS 2022 FINANCIAL SUMMARY

d)	Sleeping Giant and Russian Creek Divestment

On November 2, 2021, the Company completed a disposition of its interests in the Sleeping Giant field in Montana and the Russian Creek area in North Dakota in the Williston Basin, for total cash consideration of $115.0 million, subject to customary purchase price adjustments. After purchase price adjustments and transaction costs, adjusted proceeds were $107.8 million. Subsequent to December 31, 2022, Enerplus received $2.5 million in contingent consideration and may receive an additional $2.5 million if the WTI oil price averages over $60 per barrel in 2023. The fair value of the contingent consideration has been recorded as part of Other current assets and Other long-term assets.

4) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2022	December 31, 2021
Accrued revenue	$244,494	$208,160
Accounts receivable – trade	35,019	23,697
Allowance for doubtful accounts	(2,923)	(3,869)
Total accounts receivable, net of allowance for doubtful accounts	$276,590	$227,988

5) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
At December 31, 2022		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Crude oil and natural gas properties(1)	$13,023,018	$(11,700,114)	$1,322,904
Crude oil and natural gas properties – Canadian divestments(2)	(5,808,025)	5,808,025	—
Other capital assets	99,283	(88,598)	10,685
Total PP&E	$7,314,276	$(5,980,687)	$1,333,589

		Accumulated Depletion,
At December 31, 2021		Depreciation,
($ thousands)	Cost	and Impairment	Net Book Value
Crude oil and natural gas properties(1)	$13,075,987	$(11,822,482)	$1,253,505
Other capital assets	103,355	(89,468)	13,887
Total PP&E	$13,179,342	$(11,911,950)	$1,267,392
(1)	All of the Company’s unproved properties are included in the full cost pool.
(2)	The Company removed the Canadian cost centre’s historical PP&E balances upon the divestment of the Canadian assets.

Acquisitions:

For the years ended December 31, 2022 and 2021, Enerplus acquired property and land totaling $22.5 million and $857.1 million, respectively. Refer to Note 3 for details regarding the Bruin and Dunn County acquisitions during 2021.

Divestments:

For the years ended December 31, 2022 and 2021, Enerplus disposed of properties for proceeds of $231.4 million and $112.7 million, respectively. Certain asset divestments may result in gains if the divestments cause a significant alteration in the relationship between the cost centre’s capitalized costs and proved reserves. During 2022, Enerplus recognized gains on asset divestments of $151.9 million (2021 and 2020 – nil). Refer to Note 3 for details regarding the divestment of the Canadian assets in 2022 and the Sleeping Giant and Russian Creek assets in 2021.

6) IMPAIRMENT

a)	Impairment of PP&E

($ thousands)	2022	2021	2020
Crude oil and natural gas properties:
U.S. cost centre	$—	$—	$650,780
Canada cost centre	—	3,420	100,943
Total impairment expense	$—	$3,420	$751,723

No asset impairment was recorded during the year ended December 31, 2022 (2021 – $3.4 million; 2020 – $751.7 million). The primary factors that affect ceiling values include first-day-of-the-month commodity prices, reserves, capital expenditure levels and timing, acquisition and divestment activity, and production levels.

ENERPLUS 2022 FINANCIAL SUMMARY             17

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling test at December 31, 2022, 2021 and 2020:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub Gas	Exchange Rate
Period	$/bbl	CDN$/bbl	$/Mcf	CDN$/US$
2022	$94.14	$119.13	$6.25	0.77
2021	66.55	78.15	3.64	0.80
2020	39.54	45.56	2.00	0.75

b)	Impairment of Goodwill

At December 31, 2022 and 2021, there was no goodwill remaining on the Company’s Consolidated Balance Sheets. During the year ended December 31, 2020, Enerplus recorded goodwill impairment of $149.2 million relating to its U.S. reporting unit. This was due to lower commodity prices in 2020, which resulted in a reduction in the fair value of the U.S. reporting unit.

7) ACCOUNTS PAYABLE

($ thousands)	December 31, 2022	December 31, 2021
Accrued payables	$110,267	$106,222
Accounts payable – trade	288,215	260,786
Total accounts payable	$398,482	$367,008

8) DEBT

($ thousands)	December 31, 2022	December 31, 2021
Current:
Senior notes	$80,600	$100,600
Long-term:
Bank credit facilities	56,316	397,971
Senior notes	122,600	203,200
Total debt	$259,516	$701,771

Bank Credit Facilities

In February 2022, Enerplus converted its senior unsecured, covenant-based, $400 million term loan maturing on March 10, 2024 into a revolving bank credit facility with no other amendments. In November 2022, Enerplus converted this $400 million revolving bank credit facility to a $365 million sustainability-linked lending (“SLL”) bank credit facility and extended the maturity to October 31, 2025. The $365 million SLL bank credit facility has the same targets as Enerplus’ $900 million SLL bank credit facility. There were no other significant amendments or additions to the agreement’s terms or covenants. Debt issuance costs were netted against the debt on issuance and are being amortized over the three-year term with $1.5 million of unamortized debt issuance costs remaining at December 31, 2022.

Enerplus also has a senior unsecured, covenant-based, $900 million SLL bank credit facility, which was renewed in November 2022, with $50 million maturing on October 31, 2025, and $850 million maturing on October 31, 2026. There were no other significant amendments or additions to the agreement’s terms or covenants. Debt issuance costs in relation to the SLL bank credit facility were netted against the debt on issuance and are being amortized over the four year term with $1.7 million of unamortized debt issuance costs remaining at December 31, 2022.

The SLL bank credit facilities incorporate environmental, social and governance (“ESG”)-linked incentive pricing terms which reduce or increase the borrowing costs by up to 5 basis points as Enerplus’ sustainability performance targets (“SPT”) are exceeded or missed. The SPTs are based on the following ESG goals of the Company:

●	GHG Emissions: continuous progress toward Enerplus’ stated goal of a 35% reduction in corporate Scope 1 and 2 greenhouse gas emissions intensity by 2030, using 2021 as a baseline and measurement based on Enerplus’ annual internal targets;

●	Water Management: achieve a 50% reduction in freshwater usage in corporate well completions by 2025 or earlier compared to 2019; and

●	Health & Safety: achieve and maintain a 25% reduction in the Company’s Lost Time Injury Frequency, based on a trailing 3-year average, relative to a 2019 baseline.

18             ENERPLUS 2022 FINANCIAL SUMMARY

For the year ended December 31, 2022, total amortization of debt issuance costs amounted to $1.5 million (December 31, 2021 – $1.1 million).

Senior Notes

During 2022, Enerplus made a $21.0 million principal repayment on its 2014 senior notes. In addition, Enerplus made its third $59.6 million principal repayment and a $20.0 million bullet payment on its 2012 senior notes.

The terms and rates of the Company’s outstanding senior notes are detailed below:

				Original	Remaining
			Coupon	Principal	Principal
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	4 equal annual installments beginning September 3, 2023	3.79%	$200,000	$84,000
May 15, 2012	May 15 and Nov 15	2 equal annual installments beginning May 15, 2023	4.40%	$355,000	$119,200
		Total carrying value at December 31, 2022			$ 203,200

Capital Management

Enerplus' capital consists of cash and cash equivalents, debt and shareholders' equity. The Company’s objective for managing capital is to prioritize balance sheet strength while maintaining flexibility to repay debt, fund sustaining capital, return capital to shareholders or fund future production growth. Capital management measures are useful to investors and securities analysts in analyzing operating and financial performance, leverage, and liquidity. Enerplus’ key capital management measures are as follows:

a)	Net Debt

Enerplus calculates net debt as current and long-term debt associated with senior notes plus any outstanding bank credit facility balances, minus cash and cash equivalents.

($ thousands)	December 31, 2022	December 31, 2021
Current portion of long-term debt	$80,600	$100,600
Long-term debt	178,916	601,171
Total debt	$259,516	$701,771
Less: Cash and cash equivalents	(38,000)	(61,348)
Net debt	$221,516	$640,423

b)	Adjusted funds flow

Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

($ thousands)	2022	2021	2020
Cash flow from/(used in) operating activities	$1,173,382	$604,839	$335,884
Asset retirement obligation settlements	17,401	12,951	13,275
Changes in non-cash operating working capital	39,506	94,643	(83,669)
Adjusted funds flow	$1,230,289	$712,433	$265,490

c)	Net debt to adjusted funds flow ratio

The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow.

($thousands)	December 31, 2022	December 31, 2021
Net debt	$221,516	$640,423
Trailing adjusted funds flow	1,230,289	712,433
Net debt to adjusted funds flow ratio	$0.2x	$0.9x

ENERPLUS 2022 FINANCIAL SUMMARY             19

9) ASSET RETIREMENT OBLIGATION (“ARO”)

($ thousands)	December 31, 2022	December 31, 2021
Balance, beginning of year	$132,814	$102,325
Change in estimates	48,419	26,586
Property acquisition and development activity	3,985	1,304
Bruin acquisition (Note 3)	—	21,964
Dunn County acquisition (Note 3)	—	5,880
Divestments (Note 3)	(58,284)	(13,525)
Settlements	(17,401)	(12,951)
Government assistance	(1,744)	(4,594)
Accretion expense	6,873	5,825
Balance, end of year	$114,662	$132,814

Enerplus has estimated the present value of its asset retirement obligation to be $114.7 million at December 31, 2022 based on a total undiscounted, uninflated liability of $262.4 million (December 31, 2021 – $132.8 million and $303.3 million, respectively). Enerplus’ asset retirement obligation expenditures are mainly expected to be incurred between 2023 – 2034 and 2037 – 2053.

Enerplus benefited from provincial government assistance to support the clean-up of inactive or abandoned crude oil and natural gas wells. These programs provide funding directly to oil field service contractors engaged by Enerplus to perform abandonment, remediation, and reclamation work. The funding received by the contractor is reflected as a reduction to ARO. For the year ended December 31, 2022, Enerplus benefited from $1.7 million (2021 – $4.6 million, 2020 – nil) in government assistance, which has been recorded as part of Transaction costs and other expense/(income) in the Consolidated Statements of Income/(Loss).

During 2022, Enerplus recognized $13.1 million as part of Transaction costs and other expense/(income) in the Consolidated Statements of Income/(Loss) to fund abandonment and reclamation obligation requirements on previously disposed of assets (2021 and 2020 – nil).

10) LEASES

The Company has entered into various lease contracts related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Consolidated Balance Sheets. Such items are charged to operating expenses or general and administrative expenses, as appropriate, in the Consolidated Statements of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

($ thousands)	December 31, 2022	December 31, 2021
Assets
Operating right-of-use assets	$20,556	$26,118

Liabilities
Current operating lease liabilities	$13,664	$10,618
Non-current operating lease liabilities	9,262	18,265
Total lease liabilities	$22,926	$28,883

Weighted average remaining lease term (years)
Operating leases	2.4	3.3

Weighted average discount rate
Operating leases	3.7%	3.4%

20             ENERPLUS 2022 FINANCIAL SUMMARY

The Company’s lease contract expenditures/(income) for the years ended December 31, 2022 and 2021 are as follows:

($ thousands)	2022	2021
Operating lease cost	$12,409	$11,378
Variable lease cost	3,847	633
Short-term lease cost	7,163	3,469
Sublease income	(1,091)	(1,083)
Total	$22,328	$14,397

Variable lease payments are determined through analysis of day rate fees under applicable rig contracts. The amounts in the table above are recorded as part of general and administrative or operating expenses or property, plant, and equipment depending on the nature of the contract to which they relate. Although Enerplus has various leases containing extensions and/or termination options, none were determined to be reasonably certain to be exercised. As a result, none of these options are recognized as part of the ROU assets or lease liabilities at December 31, 2022 or 2021.

Maturities of lease liabilities, all of which are classified as operating leases at December 31, 2022, are as follows:

($ thousands)	Operating Leases
2023	$14,278
2024	6,475
2025	1,099
2026	966
2027	988
After 2027	165
Total lease payments	$23,971
Less imputed interest	(1,045)
Total discounted lease payments	$22,926
Current portion of lease liabilities	$13,664
Non-current portion of lease liabilities	$9,262

Supplemental information related to leases is as follows:

($ thousands)	2022	2021
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$10,552	$11,571
Right-of-use assets obtained/(terminated) in exchange for lease liabilities:
Operating leases	$5,651	$10,030

11) CRUDE OIL AND NATURAL GAS SALES

Crude oil and natural gas sales by country and by product for the years ended December 31, 2022, 2021 and 2020 are as follows:

2022			Natural	Natural gas
($ thousands)	Total revenue	Crude oil(1)	gas(1)	liquids(1)	Other(2)
United States	$2,205,876	$1,646,453	$455,678	$103,731	$14
Canada	147,498	131,283	10,918	4,760	537
Total	$2,353,374	$1,777,736	$466,596	$108,491	$551

2021			Natural	Natural gas
($ thousands)	Total revenue	Crude oil(1)	gas(1)	liquids(1)	Other(2)
United States	$1,355,255	$1,055,748	$219,552	$79,930	$25
Canada	127,320	111,070	11,127	4,348	775
Total	$1,482,575	$1,166,818	$230,679	$84,278	$800

ENERPLUS 2022 FINANCIAL SUMMARY             21

2020			Natural	Natural gas
($ thousands)	Total revenue	Crude oil(1)	gas(1)	liquids(1)	Other(2)
United States	$480,822	$380,074	$92,453	$8,182	$113
Canada	72,917	59,642	9,239	2,591	1,445
Total	$553,739	$439,716	$101,692	$10,773	$1,558
(1)	U.S. sales of crude oil, natural gas and natural gas liquids relate primarily to the Company’s North Dakota and Marcellus properties. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(2)	Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2022	2021	2020
General and administrative expense excluding share-based compensation(1)	$42,374	$38,013	$33,347
Share-based compensation expense	27,580	18,794	9,750
General and administrative expense	$69,954	$56,807	$43,097
(1)	Includes non-cash lease credit of $395 in 2022, $365 in 2021, $212 in 2020.

13) FOREIGN EXCHANGE

($ thousands)	2022	2021	2020
Realized:
Foreign exchange (gain)/loss	$(121)	$3,477	$771
Foreign exchange (gain)/loss on U.S. dollar cash held in parent company	(937)	(2,330)	(902)
Unrealized:
Foreign exchange (gain)/loss on U.S. dollar working capital in parent company	11,217	(8,055)	1,363
Foreign exchange (gain)/loss	$10,159	$(6,908)	$1,232

14) INCOME TAXES

Enerplus’ provision for income tax is as follows:

($ thousands)	2022	2021	2020
Current tax
United States	$28,063	$2,700	$(10,716)
Canada	—	(11)	—
Current tax expense/(recovery)	28,063	2,689	(10,716)
Deferred tax
United States	$217,943	$148,920	$(167,835)
Canada	47,290	(50,165)	(20,425)
Deferred tax expense/(recovery)	265,233	98,755	(188,260)
Income tax expense/(recovery)	$293,296	$101,444	$(198,976)

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2022	2021	2020
Income/(loss) before taxes
United States	$966,646	$544,464	$(877,406)
Canada	240,952	(208,579)	(14,921)
Total income/(loss) before taxes	1,207,598	335,885	(892,327)
Canadian statutory rate	23%	24%	24%
Expected income tax expense/(recovery)	$277,748	$80,612	(214,158)
Impact on taxes resulting from:
Foreign and statutory rate differences	$35,636	$19,297	$(27,918)
Investment tax credit	(14,245)	—	(9,639)
Non-taxable capital (gains)/losses	(184)	(105)	14,341
Change in valuation allowance	291	(560)	(25,918)
Goodwill impairment, share-based compensation and other	(5,950)	2,200	64,317
Income tax expense/(recovery)	$293,296	$101,444	$(198,976)

22             ENERPLUS 2022 FINANCIAL SUMMARY

The deferred income tax asset/(liability) consists of the following:

At December 31 ($ thousands)	2022	2021
Canadian deferred income tax asset/(liability)
Property, plant and equipment	$40,207	$125,311
Tax loss carry-forwards and other credits	101,909	40,891
Capital loss carryforwards and other capital items	101,078	107,681
Asset retirement obligation	11,368	17,368
Derivative financial instruments	(6,578)	28,907
Other	6,442	10,966
Valuation allowance	(99,428)	(112,847)
Canadian deferred income tax asset/(liability)	154,998	218,276

United States deferred income tax asset/(liability)
Property, plant and equipment	$(77,868)	$(45,824)
Tax loss carry-forwards and other credits	1,785	200,057
Asset retirement obligation	15,645	15,528
Other	5,077	(7,180)
United States deferred income tax asset/(liability)	(55,361)	162,582
Total deferred income tax asset/(liability)	$99,637	$380,858

Loss carry-forwards available for tax reporting purposes:

At December 31 ($ thousands)	2022	Expiration Date
Canada Federal
Non-capital losses	$365,000	2031-2042

Changes in the balance of Enerplus’ unrecognized tax benefits are as follows:

($ thousands)	2022	2021	2020
Balance, beginning of year	$15,485	$15,485	$—
Increase – tax positions in prior periods	—	—	15,485
Balance, end of year	$15,485	$15,485	$15,485

If recognized, all of Enerplus’ unrecognized tax benefits at December 31, 2022 would affect Enerplus’ effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years
United States – Federal	2019-2022
Canada – Federal	2018-2022

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

ENERPLUS 2022 FINANCIAL SUMMARY             23

15) SHAREHOLDERS’ EQUITY

a) Share Capital

	2022		2021		2020
(thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	243,852	$3,094,061	222,548	$3,113,829	221,744	$3,106,875

Issued/(Purchased) for cash:
Purchase of common shares under Normal Course Issuer Bid	(27,925)	(266,694)	(12,898)	(128,686)	(340)	(3,582)
Issue of shares (net of tax effected issue costs)	—	—	33,062	99,516	—	—

Non-cash:
Share-based compensation – treasury settled(1)	1,358	9,962	1,140	9,402	1,160	10,694
Cancellation of predecessor shares	—	—	—	—	(16)	(158)
Balance, end of year	217,285	$2,837,329	243,852	$3,094,061	222,548	$3,113,829
(1)	The amount of shares issued on LTI settlement is net of employee withholding taxes.

The Company is authorized to issue an unlimited number of common shares without par value.

For the year ended December 31, 2022, Enerplus declared dividends of $0.181 per weighted average common share totaling $41.6 million (2021 – $0.121 per share and $30.5 million; 2020 – $0.090 per share and $20.0 million).  Subsequent to December 31, 2022, the Board of Directors approved a first quarter dividend of $0.055 per share, to be paid in March 2023.

On August 16, 2022 Enerplus renewed its Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float (within the meaning under Toronto Stock Exchange rules) during a 12-month period. Enerplus completed its previous NCIB in July 2022. For the year ended December 31, 2022, 27,924,842 common shares were repurchased and cancelled under the NCIB at an average price of $14.71 per share, for total consideration of $410.9 million. Of the amount paid, $266.7 million was charged to share capital and $144.2 million was added to accumulated deficit. At December 31, 2022, 7,883,479 common shares are available for repurchase under the current NCIB.

For the year ended December 31, 2021, the Company repurchased 12,897,721 common shares under the NCIB at an average price of $9.55 per share, for total consideration of $123.2 million. Of the amount paid, $128.7 million was charged to share capital and $5.5 million was credited to accumulated deficit.

For the year ended December 31, 2020, the Company repurchased 340,434 common shares under the former NCIB at an average price of $5.63 per share, for total consideration of $1.9 million. Of the amount paid, $3.6 million was charged to share capital and $1.7 million was credited to accumulated deficit.

Subsequent to December 31, 2022 and up to and including February 22, 2023, the Company repurchased 1,420,927 common shares under the current NCIB at an average price of $16.65 per share, for total consideration of $23.7 million.

For the year ended December 31, 2021, Enerplus issued 33,062,500 common shares at a price of CDN$4.00 per common share  for gross proceeds of $103.4 million (net $99.5 million, after $5.1 million in issue costs, net of $1.2 million in tax) pursuant to a bought deal prospectus offering under its base shelf prospectus.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2022	2021	2020
Cash:
Long-term incentive plans (recovery)/expense	$5,664	$6,875	$(934)
Non-Cash:
Long-term incentive plans expense	22,924	13,789	9,720
Equity swap (gain)/loss	(1,008)	(1,870)	964
Share-based compensation expense	$27,580	$18,794	$9,750

24             ENERPLUS 2022 FINANCIAL SUMMARY

LTI Plans

The following table summarizes the PSU, RSU, DSU and DRSU activity for the year ended December 31, 2022:

For the year ended December 31, 2022	Cash-settled LTI Plans	Equity-settled LTI Plans		Total
(thousands of units)	DSU/DRSU	PSU(1)	RSU
Balance, beginning of year	589	3,981	3,065	7,635
Granted	89	809	837	1,735
Vested	(45)	(1,030)	(1,316)	(2,391)
Forfeited	—	(71)	(265)	(336)
Balance, end of year	633	3,689	2,321	6,643
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the year ended December 31, 2022, the Company recorded a cash share-based compensation expense of $5.7 million (2021 – expense of $6.9 million; 2020 – recovery of $0.9 million).

At December 31, 2022, a liability of $11.1 million (December 31, 2021 – $6.3 million) with respect to the Director DSU and DRSU Plans has been recorded to Accounts payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded as Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2022 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$21,616	$10,368	$31,984
Unrecognized share-based compensation expense	11,815	4,136	15,951
Fair value	$33,431	$14,504	$47,935
Weighted-average remaining contractual term (years)	1.2	0.9
(1)	Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the year ended December 31, 2022,  $13.4 million (2021 – $3.6 million; 2020 – $5.6 million) in cash withholding taxes were paid.

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2022	2021	2020
Net income/(loss)	$914,302	$234,441	$(693,351)

Weighted average shares outstanding – Basic	233,946	251,909	222,503
Dilutive impact of share-based compensation(1)	8,727	7,942	—
Weighted average shares outstanding – Diluted	242,673	259,851	222,503
Net income/(loss) per share
Basic	$3.91	$0.93	$(3.12)
Diluted	$3.77	$0.90	$(3.12)
(1)	For the year ended December 31, 2020, the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

ENERPLUS 2022 FINANCIAL SUMMARY             25

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2022, the carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At December 31, 2022, the senior notes had a carrying value of $203.2 million and a fair value of $189.5 million (December 31, 2021 – $303.8 million and $304.1 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

At December 31, 2022, the loan receivable had a carrying value of $31.1 million and a fair value of $31.6 million (December 31, 2022 – nil). The fair value of the loan receivable is estimated based on the amount that Enerplus would receive from a third party to assume the loan, including the difference between the coupon rate and the period end market rate for loan receivables of similar terms and credit risk.

The fair value of marketable securities are considered level 1 fair value measurements, while the derivative contracts, senior notes, bank credit facilities and loan receivable are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the year.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value associated with equity and commodity contracts for the respective years:

				Income
Gain/(Loss) ($ thousands)	2022	2021	2020	Statement Presentation
Equity Swaps	$1,008	$1,870	$(964)	G&A expense
Commodity Contracts:
Crude oil	125,842	(111,655)	(19,891)	Commodity derivative
Natural gas	23,676	249	2,781	instruments
Total Unrealized Gain/(Loss)	$150,526	$(109,536)	$(18,074)

The following table summarizes the effect of Enerplus’ commodity contracts on the Consolidated Statements of Income/(Loss):

($ thousands)	2022	2021	2020
Unrealized change in fair value gain/(loss)	$149,518	$(111,406)	$(17,110)
Net realized cash gain/(loss)	(347,204)	(163,026)	92,852
Commodity contracts gain/(loss)	$(197,686)	$(274,432)	$75,742

The following table summarizes the presentation of fair values on the Consolidated Balance Sheets:

	December 31, 2022		December 31, 2021
	Assets	Liabilities	Assets	Liabilities
($ thousands)	Current	Current	Current	Current	Long-term
Equity Swaps	$—	$—	$—	$969	$—
Commodity Contracts:
Crude oil	9,834	10,421	1,771	141,364	7,098
Natural gas	26,708	—	3,897	867	—
Total	$36,542	$10,421	$5,668	$143,200	$7,098

The fair value of commodity contracts and the equity swaps is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

26             ENERPLUS 2022 FINANCIAL SUMMARY

At December 31, 2022, the fair value of Enerplus’ commodity contracts totaled a net asset of $26.1 million (December 31, 2021 – net liability $143.7 million). This balance included a liability of $10.1 million (December 31, 2021 – $40.2 million) related to Bruin contracts, with $2.7 million (December 31, 2021 – $22.8 million) remaining from the original $76.4 million liability acquired from Bruin on March 10, 2021.

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes.

The following tables summarize Enerplus’ price risk management positions at February 22, 2023:

Crude Oil Instruments:

Instrument Type(1)(2)
	Jan 1, 2023 - Jun 30, 2023		Jul 1, 2023 - Oct 31, 2023		Nov 1, 2023 - Dec 31, 2023
	bbls/day	$/bbl	bbls/day	$/bbl	bbls/day	$/bbl
WTI Purchased Put	15,000	79.33	5,000	85.00	5,000	85.00
WTI Sold Put	15,000	61.67	5,000	65.00	5,000	65.00
WTI Sold Call	15,000	114.31	5,000	128.16	5,000	128.16
Brent – WTI Spread	10,000	5.47	10,000	5.47	10,000	5.47
WTI Purchased Swap	250	64.85	250	64.85	—	—
WTI Sold Swap(3)	250	42.10	250	42.10	—	—
WTI Purchased Put(3)	2,000	5.00	2,000	5.00	2,000	5.00
WTI Sold Call(3)	2,000	75.00	2,000	75.00	2,000	75.00
(1)	The total average deferred premium spent on the Company’s outstanding crude oil contracts is $1.25/bbl from January 1, 2023 – December 31, 2023.
(2)	Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(3)	Outstanding commodity derivative instruments acquired as part of the Bruin Acquisition.

Natural Gas Instruments:

Instrument Type(1)	Jan 1, 2023 – Jan 31, 2023		Feb 1, 2023 – Feb 28, 2023		Mar 1, 2023 – Mar 31, 2023
	MMcf/day	$/Mcf	MMcf/day	$/Mcf	MMcf/day	$/Mcf
NYMEX Purchased Swap	—	—	120.0	3.10	120.0	2.44
NYMEX Purchased Put	120.0	6.27	120.0	6.27	120.0	6.27
NYMEX Sold Call	120.0	18.17	120.0	18.17	120.0	18.17
TZ6 NNY Basis Swap	—	—	—	—	12.5	0.41
(1)	Transactions with a common term have been aggregated and presented at weighted average prices/Mcf.

Instrument Type(1)	Apr 1, 2023 – Oct 31, 2023
	MMcf/day	$/Mcf
NYMEX Purchased Put	50.0	4.05
NYMEX Sold Call	50.0	7.00
(1)	Transactions with a common term have been aggregated and presented at weighted average prices/Mcf.

ENERPLUS 2022 FINANCIAL SUMMARY             27

Foreign Exchange Risk & Net Investment Hedge:

Enerplus is exposed to foreign exchange risk as it relates to certain activity transacted in Canadian or United States dollars. Enerplus has a U.S. dollar reporting currency, however Enerplus’ parent company has a Canadian functional currency until December 31, 2022. Activity in the Canadian parent company that is transacted in U.S. dollars results in realized and unrealized foreign exchange gains and losses and is recorded on the Consolidated Statements of Income/(Loss).

Enerplus may designate certain U.S. dollar denominated debt held in the parent entity as a hedge of its net investment in its U.S. subsidiary, which has a U.S. dollar functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited by the cumulative translation gain or loss on the net investment in the foreign subsidiary. At December 31, 2022, $203.2 million of senior notes and the $56.3 million drawn on the bank credit facilities were designated as net investment hedges (2021 – $303.8 million of senior notes and $400 million of the term loan). For the year ended December 31, 2022, Other Comprehensive Income/(Loss) included an unrealized loss of $26.5 million on Enerplus’ U.S. denominated senior notes and bank credit facilities (2021 – $4.1 million gain and 2020 – $1.8 million gain).

Interest Rate Risk:

The Company’s senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates.  At December 31, 2022, approximately 78% of Enerplus’ debt was based on fixed interest rates and 22% on floating interest rates (December 31, 2021 – 43% fixed and 57% floating), with weighted average interest rates of 4.2% and 5.7%, respectively (December 31, 2021 – 4.2% and 1.9%, respectively). At December 31, 2022 and 2021, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. The Company may enter into various equity swaps to fix the future settlement cost on a portion of its cash settled LTI plans. At December 31, 2022, Enerplus did not have any equity swaps outstanding.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing, divestments and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining  financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At December 31, 2022, approximately 90% of Enerplus’ marketing receivables were with companies considered investment grade (December 31, 2021 – 83%).

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at December 31, 2022 was $2.9 million (December 31, 2021 – $3.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short- and longer-term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

28             ENERPLUS 2022 FINANCIAL SUMMARY

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At December 31, 2022, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

iv) Climate Change Risk

The following provides certain considerations as to the impact of climate change on the amounts recorded in the financial statements for the year ended December 31, 2022. The below is not a comprehensive list or analysis of all climate change impacts and risks. In addition, the focus is with respect to the impact of climate change on amounts recognized in the Company’s financial statements as at and for the year ended December 31, 2022.

Changing regulation

Emissions, carbon and other regulations impacting climate and climate related matters are constantly evolving. The Canadian Securities Administrators have issued proposed National Instrument 51-107 Disclosure of Climate-related Matters and the U.S. Securities and Exchange Commission has issued proposed Rule 33-11042 The Enhancement and Standardization of Climate-Related Disclosures for Investors. The cost to comply with these standards, and others that may be developed or evolve over time, has not been quantified.

Impact of climate events and change on amounts recorded in the 2022 financial statements

Reserves:

The Company engages a third party external reserve engineer to review the reserve report. Enerplus considers the impact of the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels in its assessment of economic recovery of crude oil and natural gas reserves. The reserve report includes anticipated impacts from emissions related taxes, most notably the reserve report includes estimated carbon tax related to the Company’s operations.

Ceiling test:

Given the prescriptive nature of the ceiling test and depletion calculations, climate change risk is only considered in the determination of reserves, which will impact the ceiling test and depletion calculations. At December 31, 2022, no impairment was recorded as a result of the ceiling test completed. See Note 6 for further detail.

Expenditures on property, plant and equipment:

The Company incurs capital expenditures related to emissions reduction initiatives. The extent of spending on projects directly linked to reducing the climate impact of the Company’s operations will vary, however, management anticipates funding future projects through cash flow from operations and bank credit facilities.

Current assets and current liabilities:

These amounts are short term in nature and management is not aware of any material impacts on these items related to climate change and climate events. The Company did not experience material credit losses on its accounts receivable during 2022.

Access to Capital:

There is risk that access to capital may be restricted to the oil and gas industry. Management plans to continue to monitor and adjust the capital structure where necessary. At December 31, 2022, Enerplus had two SLL bank credit facilities with three sustainability performance targets. See Note 8 for further detail.

Physical effects of climate events (i.e. fire, flood, extreme weather) on the financial results

The Company’s financial results for 2022 were not materially impacted by a climate event.

ENERPLUS 2022 FINANCIAL SUMMARY             29

17) COMMITMENTS AND CONTINGENCIES

a) Commitments

Enerplus has the following minimum annual commitments, excluding operating leases which are recorded in the lease liability (see Note 10):

		Minimum Annual Commitment Each Year
($ thousands)	Total	2023	2024	2025	2026	2027	Thereafter
Senior notes(1)	$203,200	$80,600	$80,600	$21,000	$21,000	$—	$—
Transportation commitments	487,604	71,329	72,598	73,428	73,975	61,852	134,422
Service workover rigs commitments	7,884	7,884	—	—	—	—	—
Purchase commitments	2,100	2,100	—	—	—	—	—
Total commitments(2)	$700,788	$161,913	$153,198	$94,428	$94,975	$61,852	$134,422
(1)	Interest payments have not been included.
(2)	Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

18) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2022 ($ thousands)	U.S.	Canada	Total
Crude oil and natural gas sales	$2,205,876	$147,498	$2,353,374
Depletion, depreciation and accretion	286,438	22,929	309,367
Property, plant and equipment	1,329,545	4,044	1,333,589
Deferred income tax asset	—	154,998	154,998
Deferred income tax liability	55,361	—	55,361

As at and for the year ended December 31, 2021 ($ thousands)	U.S.	Canada	Total
Crude oil and natural gas sales	$1,355,255	$127,320	$1,482,575
Depletion, depreciation and accretion	246,949	24,387	271,336
Property, plant and equipment	1,179,070	88,322	1,267,392
Deferred income tax asset	162,582	218,276	380,858

As at and for the year ended December 31, 2020 ($ thousands)	U.S.	Canada	Total
Crude oil and natural gas sales	$480,822	$72,917	$553,739
Depletion, depreciation and accretion	183,226	34,892	218,118
Property, plant and equipment	375,634	88,167	463,801
Deferred income tax asset	311,502	165,512	477,014

19) SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in Non-Cash Operating Working Capital

($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Accounts receivable	$(45,837)	$(144,413)	$84,685
Other assets	(2,442)	(7,583)	(3,333)
Accounts payable – operating	8,773	57,353	2,317
Non-cash operating activities	$(39,506)	$(94,643)	$83,669

30             ENERPLUS 2022 FINANCIAL SUMMARY

b)	Changes in Non-Cash Financing Working Capital

($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Dividends payable	$—	$(1,749)	$65
Non-cash financing activities	$—	$(1,749)	$65

c)	Changes in Non-Cash Investing Working Capital

($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Accounts payable – investing(1)	$3,420	$32,793	$(28,390)
(1)	Relates to changes in accounts payable for capital and office expenditures and included in Capital and office expenditures on the Consolidated Statements of Cash Flows.

($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Settlement on divestment'(1)	$(13,053)	$—	$—
(1)	Relates to funding abandonment and reclamation obligation requirements on previously disposed assets. Refer to Note 9.

($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Loan receivable	$(31,172)	$—	$—
Marketable securities	(20,654)	—	—
Accounts receivable	(3,128)	—	—
Non-cash working capital – Canadian divestments(1)	$(54,954)	$—	$—
(1)	Refer to Note 3.

d)	Cash Income taxes and Interest payments

($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Income taxes paid/(received)	$26,061	$5,500	$(42,716)
Interest paid	$24,399	$25,808	$21,276

e)	Other

During the year ended December 31, 2021, Enerplus received a $4.6 million distribution associated with a privately held investment. This distribution was recorded within Transaction costs and other expense/(income) on the Consolidated Statements of Income/(Loss), and reflected as an investing activity in the Consolidated Statements of Cash Flows.

ENERPLUS 2022 FINANCIAL SUMMARY             31